May 5, 2009

Mail Stop 3010

Mr. John Braddon
Chief Financial Officer
Centro NP LLC
420 Lexington Avenue, 7th Floor
New York, NY 10170

Re: Centro NP LLC
        Form 10-K for the year ended December 31, 2007
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
        File No. 001-12244

Dear Mr. Braddon:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief

cc: Rick Madden, Esq. (*via facsimile*)